Press Release

Pefindo Assigns Indosat Bond VIII Year 2012 Rating ‘idAA+’ (Double A Plus) and Indosat Sukuk Ijarah V Year 2012 Rating ‘idAA+(sy)’ (Double A Plus Syariah)

Jakarta, June 18, 2012 – PT Indosat Tbk (“Indosat”) announced today that Pefindo has assigned the proposed Indosat Bond VIII Year 2012 and Indosat Sukuk Ijarah V year 2012 rating ‘idAA+’ (Double A Plus) and ‘idAA+(sy)’ (Double A Plus Syariah) respectively.

The Ratings reflect the strong parent support, the Company’s stable market position, and its stable operating performance. However, the ratings are offset by the Company’s aggressive capital structure and intense competition within the telecommunication industry.

Pefindo expects Indosat not only to be able to maintain its market position in the back of its strategy for network roll-out particularly on data, but also to have stable operating performance particularly in terms of profitability margin. Amidst potentially slower revenue growth in the near to medium term as a result of competitive environment, the cost efficiency efforts are essential to maintain profitability margins.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

http://www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends